

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 15, 2008

Mr. Joseph B. Young
Chief Financial Officer
JayHawk Energy, Inc.
370 Interlocken Blvd. Suite 400
Broomfield, Colorado 80021

> **Re:** **JayHawk Energy, Inc.**
> **Form 10-KSB for Fiscal Year Ended September 30, 2007**
> **Filed December 21, 2007**
> **Form 10-QSB for Fiscal Quarter Ended December 31, 2007**
> **Filed February 13, 2008**
> **File No. 333-121034**

Dear Mr. Young:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended September 30, 2007

General

1.   We note that you have several disclosures suggesting you have established reserves, appearing on pages 3, 5, 6, 7, 10, 12, and 13. For example, in the last paragraph on page 12, you state "Our assets currently consist of primarily 35,000 gross acres of non-producing coal bed methane natural gas reserves…." If you have not established reserves as defined in Rule 4-10(a) of Regulation S-X, you should utilize different language to describe your interests in the Uniontown project. Please also quantify acreage that is net to your interest and provide the information specified in Item 5 of Industry Guide 2.

Report of Independent Registered Public Accounting Firm, page 17

2.   We note that the audit opinion of Meyers Norris Penny LLP covers your financial statements as of and for the years ended September 30, 2007 and 2006. However, you also include financial data related to the period from inception (April 5, 2004) through September 30, 2007, which is not identified in the audit opinion and is not labeled as unaudited. If the financial statements for the cumulative period are not audited, these should be clearly marked as unaudited. Otherwise, these should be referred to in the auditor's report and a revised report from the auditor would be appropriate.

Financial Statements

Statements of Changes in Stockholders' Equity, page 20

3.   We note that the per share amounts listed for various issuances of common stock that occurred during the period from inception through September 30, 2006, as presented in your Statements of Changes in Stockholder's Equity, do not reflect the effect of your stock split. This presentation is not consistent with having retroactively adjusted the share activity to reflect the stock split as required. Similarly, the shares and per share amounts mentioned in Note 5 on page 25 are not consistent because these do not reflect the effect of your stock split. We would ordinarily expect all share and per share references in the filing to be adjusted in a manner that is consistent with the financial presentation required under paragraph 54 of SFAS 128 and SAB Topic 4:C.

Statements of Cash Flows, page 21

4.   We note that you present an add back of $10,185 for "deferred offering costs
        (non-cash)" in the operating activities section in 2006, and a deduction of the
        same amount as "payments for offering costs" from financing activities in the
        same year. Tell us how the add-back in the operating section, indicating you have
        expensed the offering costs, is consistent with the guidance in paragraph 28 of
        APB 9, if that is your view. If you have not expensed these costs, the reasons for
        depicting a cash inflow should be clear.

Note 1 – Nature of Operations and Summary of Significant Accounting Policies page 23

Asset Retirement Obligation, page 23

5.   We note your disclosure explaining that you intend to exclude future cash flows
        associated with settling asset retirement obligations from your ceiling test
        calculations, a unique feature of the full cost method of accounting for oil and gas
        producing activities. However, on page 22 you indicate that you follow the
        successful-efforts method of accounting for oil and gas producing activities, as
        defined in SFAS 19. Please resolve this apparent inconsistency.

Form 10-QSB for the Fiscal Quarter Ended December 31, 2007

General

6.   Please revise the accounting and disclosures in your interim reports as necessary
        to comply with all applicable comments written on your annual report.

Note 8 – Subsequent Events, page 11

7.   We note that you have entered an agreement with JED Oil (USA) Inc. to purchase
        an interest in the Candak Property, which you indicate is a producing property,
        for $3,500,000 in cash on January 16, 2008. As you may know, the acquisition of
        a working interest in oil and gas producing properties is deemed to be the
        acquisition of a business for purposes of Item 310(c) of Regulation S-B and Form
        8-K. Given the significance of the transaction, it appears you would need to have
        filed financial statements for the producing property within 75 days of completing
        that transaction, by March 31, 2008. Additional disclosure requirements are
        explained in Section III.C of Division of Corporation Finance: Frequently
        Requested Accounting and Financial Reporting Interpretations and Guidance,
        located on our website at the following address.

http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P483_117161

Disclosure Controls and Procedures, page 15

8.   We note your statement that there have been no significant changes in your *internal controls* or other factors that could significantly affect these controls *subsequent* to the date you carried out your evaluation. Please comply with Item 308(c) of Regulation S-B, which requires that you disclose any change in your *internal control over financial reporting* that occurred *during the last fiscal quarter* that has materially affected, or is reasonable likely to materially affect your internal control over financial reporting.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    You may contact Joanna Lam at (202) 551- 3476 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3686 with any other questions.

                                        Sincerely,

                                        Karl Hiller
                                        Branch Chief